Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450

November 28, 2007

YTB International, Inc. 1901 East Edwardsville Road Wood River, IL 62095

Ladies and Gentlemen:

We have served as counsel to YTB International, Inc., a Delaware corporation (the “Company”) in connection with the filing by the Company of its Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended. The Registration Statement relates to the registration of 40,000,000 shares of the Company’s Class A common stock, $0.001 par value (“Class A Common Stock”), issuable from time to time to the Company’s current or former Sales Director level Independent Marketing Representatives (upon the exercise of stock options) under the YTB International, Inc. 2007 Sales Director Bonus Plan (the “Plan”).

We have examined such corporate records and documents, other documents, and such questions of law as we have deemed necessary or appropriate for purposes of this opinion. On the basis of such examination, it is our opinion that the shares of Class A Common Stock issuable pursuant to the Plan, when issued, delivered and sold in accordance with the terms of the Plan and the stock option award agreements entered into pursuant thereto, will be legally issued, fully paid and nonassessable.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Registration Statement. By filing this consent we do not admit that we come within the categories of persons whose consent is required under the rules and regulations of the Securities and Exchange Commission.

Respectfully submitted,

/s/ REED SMITH LLP

REED SMITH LLP